Filed Pursuant To Rule 433

Registration No. 333-209926

March 16, 2016

SPDR® Gold Shares ETF Capital Markets Perspective

GLD

Launched in 2004, the SPDR Gold Trust (GLD®) was the first US-domiciled gold bullion-backed exchange traded fund (ETF). While other products have come to market, GLD has been the clear choice for large institutional investors who understand that when choosing a gold ETF, there are many factors to consider.

Liquidity

One key factor to consider for institutional investors is the size of the market in which the security is traded because volume is a key determinant of cost. GLD is the most traded gold ETF in the US, with a 12-month average daily notional trading volume 14 times higher than its closest competitor.

Liquidity can be a source of cost advantage for large investors because higher liquidity means tighter bid/ask spreads, which translates into lower trading costs for investors. Whether opening or closing a position, rebalancing, or tactically over/under weighting, trading GLD is a leading choice. However, there can be no assurance that a liquid market will be maintained for ETF shares.

12-Month Average Daily Notional Trading Volume

GLD $739,480,772	**IAU** $53,398,631

Source: Bloomberg, State Street Global Advisors (SSGA), as of 2/29/2016.

Bid/Ask Spread Comparison

	GLD	IAU
Share Price ($)	118.64	11.99
Bid/Ask Spread ($)	0.01	0.01
Bid/Ask Spread (bps)	**0.88**	**8.34**

Source: Bloomberg, SSGA, as of 2/29/2016.
Share price is as of 2/29/2016. Bid/Ask Spread data is for the month of February 2016. Past performance is not a guarantee of future results.
The GLD prospectus is available by clicking here.

Options Liquidity

Trading GLD options is less expensive for the same reasons as trading GLD shares. GLD's options market is 3,071 times larger than its closest competitor, meaning tighter spreads and lower trading costs on GLD options.

Notional Options Open Interest

GLD $47,573,145,136	**IAU** $15,492,279

Source: Bloomberg, SSGA, as of 2/29/2016.

Trading Comparison

GLD's share price is also a factor in GLD's advantage for large investors. Compare a hypothetical $1 million dollar investment in GLD versus IAU. The same investment buys 8,492 shares of GLD, compared to 83,403 shares of IAU, meaning investors would need to buy roughly 10 times as many shares of IAU for similar gold exposure, which could lead to much higher commission costs when paying fees on a per share basis.

Gold Exposure Comparison

	GLD	IAU
Investment	$1,000,000	$1,000,000
Share Price	$118.64	$11.99
Shares Purchased	**8,429**	**83,403**

Source: Bloomberg, SSGA, as of 2/29/2016.
Past performance is not a guarantee of future results.

Securities Lending Revenue

Securities lending revenue can potentially offset costs for institutional investors. The average amount on loan of GLD shares over the last 12 months was $344 million, compared to $68 million for IAU. It is important to note that the gold bullion backing GLD's shares is never traded, leased or loaned.

Securities Lending Revenue Comparison

	GLD	IAU
Average Total Balance ($m)	340.04	70.48
Average Utilization Rate (%)	33.16	21.52
Average Security Lending Fee (bps)	**25.45**	**22.55**

Source: Markit, SSGA, as of 12/31/2015.

STATE STREET GLOBAL ADVISORS. SPDR®

ssga.com | spdrs.com
For investment professional use only. Not for public use.
State Street Global Advisors One Lincoln Street, Boston, MA 02111-2900. T: +1 866 787 2257.
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.
While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. The funds presented herein have different investment objectives, costs and expenses. Each fund is managed by a different investment firm, and the performance of each fund will necessarily depend on the ability of their respective managers to select portfolio investments. These differences, among others, may result in significant disparity in the funds’ portfolio assets and performance. For further information on the funds, please review their respective prospectuses.
Securities lending programs and the subsequent reinvestment of the posted collateral are subject to a number of risks, including the risk that the value of the investments held in the collateral may decline in value and may at any point be worth less than the original cost of that investment.
Investing in commodities entails significant risk and is not appropriate for all investors.
Important Information Relating to SPDR Gold Trust (“GLD®”):
The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.
GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity
Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in
GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in
GLD shares. The GLD prospectus is available by clicking here.
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For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 T: +1 866 320 4053 spdrgoldshares.com
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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.